Filed by Globe Specialty Metals, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Globe Specialty Metals, Inc.

Filer’s SEC File No.: 001-34420

Date: September 4, 2015

EXPLANATORY NOTE: This filing pursuant to Rule 425 under the Securities Act of 1933 contains an updated slide show presentation, which supersedes the original slide show presentation that was filed with the Securities and Exchange Commission on September 2, 2015.

Globe Specialty Metals & Grupo FerroAtlántica Transaction Update

Disclaimer and Forward Looking Statements Cautionary Statement Regarding Forward-Looking Statements Certain statements in this communication regarding the proposed transaction, the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products and any other statements regarding Globe’s, Grupo Villar Mir’s, FerroAtlántica’s and VeloNewco’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 21E of the Securities Exchange Act of 1934. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict(s),” “will,” “expect(s),” “estimate(s),” “project(s),” “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: Globe, Grupo Villar Mir, FerroAtlántica and VeloNewco’s ability to consummate the transaction; the conditions to the completion of the transaction, including the receipt of shareholder approval; regulatory approvals required for the proposed transaction may not be obtained on the terms expected or on the anticipated schedule; Globe, Grupo Villar Mir, FerroAtlántica and VeloNewco’s ability to meet expectations regarding the timing, completion and other aspects of the transaction; the possibility that the parties may be unable to successfully integrate Globe’s and FerroAtlántica’s operations and that such integration may be more difficult, time-consuming or costly than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the transaction; the retention of certain key employees may be difficult; the intense competition and expected increased competition in the future; the ability to adapt services to changes in technology or the marketplace; the ability to maintain and grow relationships with customers and clients; the historic cyclicality of the metals industry and the attendant swings in market price and demand; increases in energy costs and the effect on costs of production; disruptions in the supply of power; availability of raw materials or transportation; cost of raw material inputs and the ability to pass along those costs to customers; costs associated with labor disputes and stoppages; the ability to generate sufficient cash to service indebtedness; integration and development of prior and future acquisitions; VeloNewco’s ability to effectively implement strategic initiatives and actions taken to increase sales growth; VeloNewco’s ability to compete successfully; availability and cost of maintaining adequate levels of insurance; the ability to protect trade secrets or maintain their trademarks and other intellectual property; equipment failures, delays in deliveries or catastrophic loss at any of Globe’s, FerroAtlántica’s or VeloNewco’s manufacturing facilities; changes in laws protecting U.S. and Canadian companies from unfair foreign competition or the measures currently in place or expected to be imposed under those laws; compliance with, potential liability under, and risks related to environmental, health and safety laws and regulations (and changes in such laws and regulations, including their enforcement or interpretation); risks from international operations, such as foreign exchange, tariff, tax, inflation, increased costs, political risks and their ability to expand in certain international markets; ability to manage foreign operations; risks associated with the metals manufacturing and smelting activity; ability to manage price and operational risks including industrial accidents and natural disasters; ability to acquire or renew permits and approvals; potential loss due to immediate cancellations of service contracts; risks associated with potential unionization of employees or work stoppages that could adversely affect the parties’ operations; changes in general economic, business and political conditions, including changes in the financial markets; and exchange rate fluctuation. Additional information concerning these and other factors can be found in Globe’s filings with the Securities and Exchange Commission (“SEC”), including Globe’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and in the registration statement on Form F-4 filed by VeloNewco. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof and the parties undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Additional Information and Where to Find It This communication may be deemed to be solicitation material in respect of the proposed transaction among Globe, Grupo Villar Mir, FerroAtlántica and VeloNewco. In connection with the proposed transaction, VeloNewco has filed with the SEC a registration statement on Form F-4, which includes a proxy statement of Globe that also constitutes a prospectus of VeloNewco. Investors and security holders are urged to read the definitive proxy statement/prospectus, which was filed with the SEC by Globe on August 12, 2015, as supplemented on August 26, 2015, and as it may be further supplemented, together with all other relevant documents filed with the SEC, because they will contain important information about the proposed transaction. Investors and security holders are able to obtain the documents free of charge at the SEC’s website, http://www.sec.gov, or for free from Globe by contacting the Corporate Secretary, Globe Specialty Metals, 600 Brickell Avenue, Suite 3100, Miami, FL 33131, telephone: 786-509-6900 (for documents filed with the SEC by Globe) or from Grupo Villar Mir by contacting Investor Relations, Torre Espacio, Paseo de la Castellana, 259 D 49a, 28046 Madrid, Spain, +34 91 556 7347 (for documents filed with the SEC by Grupo Villar Mir, FerroAtlantica or VeloNewco). Participants in Solicitation Globe, Grupo Villar Mir, FerroAtlántica and VeloNewco and their directors and executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the holders of Globe common stock with respect to the proposed transaction. Information about Globe’s directors and executive officers is set forth in the definitive proxy statement filed in connection with Globe’s 2014 annual meeting of shareholders, which was filed with the SEC on October 27, 2014. Investors may obtain additional information regarding the interest of such participants by reading the definitive proxy statement/prospectus regarding the proposed transaction, which was filed with the SEC on August 12, 2015. These documents may be obtained free of charge from the SEC’s website http://www.sec.gov, or from Globe and Grupo Villar Mir using the contact information above. Non-Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. 1

Transaction Update – On Track for Q4 Close Recent Developments: —F-4 effective as of August 11th —Initial integration planning: —Site visits to FerroAtlántica plants —Site visits to GSM plants —Financial reporting integration planning meetings —DoJ review pending, other regulatory approvals received —Shareholder Meeting currently scheduled for September 10th 2

Favorable Recommendations to Vote ‘FOR’ the Deal ISS Proxy Advisory Services Egan-Jones Glass, Lewis & Co. Adoption of Combination FOR FOR FOR Agreement Adjournment FOR FOR FOR Advisory Vote FOR FOR AGAINST Source: ISS Proxy Advisory Services Report, August 27, 2015; Egan-Jones Proxy Report, August 27, 2015; Glass, Lewis & Co, August 28, 2015 3

Merger is a Compelling Opportunity for GSM Shareholders 1 Global Producer Significant Growth Potential A leader in silicon metal Enhanced Enhanced Platform Platform 6 and ferroalloys 2 • Diversified low-cost international Entrepreneurial culture with platform with increased scale strong M&A and operational • Optimization potential through track record vertically integrated business model, bolstered by new energy platform Strong Financial Position Significant 5 Value Creation 3 Strong balance sheet and cash • Substantial operating and flow to support continued growth financial synergies and innovation, driving future Growing Demand shareholder returns 4 • Transaction expected to be accretive to GSM EPS in year one Auto, solar, consumer products (silicones), construction and energy 4

1,2 Strategic Benefits for Combined Group Key Strategic Benefits SiM FeSi SiMn FeMn MgFeSi CaSi Innoculants Fume Energy Coal Products Optimization of product flows enables faster delivery times and improved customer Customers service Enhanced ability to serve international customers with combined global platform Diversified customers across various end markets Combination of two low-cost producers drives profitability through cycle Cost Position & Scale enhances access to, and procurement of, key raw materials Raw Materials Broader currency exposure flattens cost volatility Combination of best-in-class engineering and operational expertise will drive synergies Operational Sharing of technological and operational “know-how” and best practices Expertise Increased efficiencies and lower cost of production across combined assets Research and development; solar applications for silicon products 5

1,2

Geographies Align to Create Global Leader in Silicon Metal & Alloys — Internationalization of Cost Structure



London, UK

2 Bécancour, Canada

Silicon JV	45,000 mt
GSM 51% or	23,000 mt
Dow Corning 49%	22,000 mt

3 La Malbaie, Quebec

Quartz Mine

4 Niagara Falls, NY

Silicon	27,000 mt

5 Beverly, OH

Ferrosilicon and Foundry Alloys	52,000 mt
Silicon	25,000 mt
or Ferrosilicon	40,000 mt

6 Alloy, WV

Silicon JV	72,000 mt
GSM 51% or	36,700 mt
Dow Corning 49%	35,300 mt

7 Corbin, KY (Alden Resources)

Specialty Coal & Preparation Plant	2.5 mil tons

8 Aurora, IN

Fluorspar	65,000 mt

9 Billingsley, AL

Quartz Mine

10 Bridgeport, AL

Ferrosilicon	35,000 mt

11 Selma, AL

Silicon	24,000 mt

12 Mendoza, Argentina

Calcium Silicon, Foundry Alloys	21,000 mt
Cored Wire	24 mil meters

13 Argentina

Hydroelectric Power	12 MW

24 Hydro Plants, France

2 plants with 20MW combined capacity

23 Hydro Plants, Spain

12 plants with 192MW combined capacity

14 New Castle, South Africa

Ferrosilicon	45,000 mt

15 Police, Poland

Cored Wire	8 mil meters

16 Shizuishan, Ningxia Hui, China ("Yonvey")

Carbon Electrodes	12,000 mt

19 Serrabal, Spain

Quartz Mine

20 Sonia, Spain

Quartz Mine

21 Spain

Mina Conchitina

22 Venezuela

Quartz Mine

12 Laudun, France

Silicon	23,000 mt
Ferrosilicon	35,000 mt

13 Polokwane, South Africa

Silicon / Quartz Mine	55,000 mt

14 Rand Carbide, South Africa

Silicon	12,000 mt
Ferrosilicon	40,000 mt
Inoculants	10,000 mt

15 Venezuela

Ferrosilicon	96,000 mt
Ferro Manganese	21,000 mt
Silicomanganese	22,000 mt

16 Mangshi, China

Silicon	36,000 mt

17 SamQuarz, South Africa

SamQuarz mine

18 Esmeralda, Spain

Mina Esmeralda

2 Boo, Spain

Ferro Manganese	57,000 mt
Silicomanganese	115,000 tons

3 Cee, Spain

Ferrosilicon	18,000 mt
Ferro Manganese	55,000 mt
Silicomanganese	37,000 mt

4 Dumbria, Spain

Ferrosilicon	61,000 mt

5 Sabon, Spain

Silicon	40,000 mt

6 Monzon, Spain

Ferro Manganese	80,000 mt
Silicomanganese	80,000 mt

7 Pierrefitte, France

Inoculants	14,000 mt

8 Anglefort, France

Silicon	35,000 mt

9 Les Clavaux, France

Silicon	35,000 mt

10 Montricher, France

Silicon	33,000 mt

11 Chateau Feuillet, France

Silicon	23,000 mt
Inoculants	20,000 mt
Calcium Silicide	15,000 mt

GLOBE SPECIALTY METALS

GRUPO FerroAtlántica

Globe Operations — FerroAtlántica Operations — Combined Company Headquarters — Overlapping Countries

6

3

Creating Significant Value for GSM Shareholders — Operational & Financial Synergy Potential

SG&A / Overhead	• Consolidation of management functions • Elimination of regional offices and redundancies • Reduction in R&D	**$10mm**	Cost Synergies Generating Incremental ***EBITDA*** *(TEV/EBITDA Multiple)*
A **Platform Optimization**	• Improved furnace operations resulting in higher output • Optimized production to better service customers • Cross-selling opportunities	+ **$30mm**	
Best Practices Efficiencies[1]	• Furnace maintenance and improvements to maximize yield • Procurement/raw material integration • Electrode technology and procurement savings • By-product recovery process	+ **$25mm**	
+B **Financial Synergies**	• Tax savings • Refinancing of existing debt • Pay-down of debt from release of working capital	**$30mm**	Financial Synergies Generating Incremental ***Net Income*** *(P/E Multiple)*
+C **Working Capital Release**	• Improved inventory and raw materials management	**Aggregate 3-Year Benefit: $100mm**	Incremental ***Cash Flow***

Source: GSM and FerroAtlántica management estimates.
[1] Includes raw material integration, electrode technology, by-products recovery process, research and development and laboratory technology.

GLOBE SPECIALTY METALS
GRUPO FerroAtlántica

7

4 Silicon Metal And Silicon-Based Alloy Prices have Proven More Resilient than Other Industrial Commodities… 110% 100% 90% (13.9)% Value 80% (25.0)% Indexed 70% (36.1)% 60% (40.5)% (45.6)% 50% (56.8)% 40% Aug-2014 Oct-2014 Jan-2015 Mar-2015 Jun-2015 Aug-2015 Silicon Oil Iron Ore Aluminum Steel (HRC) Nickel Source: Bloomberg. Market data as of 21-Aug-2015 8

4 …supported by Favorable Trends and Stable Growth in Key End Markets North American Light Vehicle Aluminum Content as a Percent of Curb Weight1 Consumer Goods 14.0% 13.0% Global GDP Growth Silicone End Uses 3.3% 3.2% 12.0% 10.4% 2.7% 10.0% 8.8% ~500 7.1% 7.8% Pounds 8.0% 6.9% 6.4% 77 6.0% Pounds 343 4.5% .9% Pounds 4.0% 2.0% 2.1% 2.0% Approx. 10kg of silicon metal per car 0.0% 2015E 2016E 2017E 1970 1975 1980 1985 1990 1995 2000 2005 2010 2015E 2020E Global Solar Demand Global Stainless Steel Consumption (Mt) GW on (Kt) 120 500 ,2 ,000 110 200 ,100 100 ,000 43.0 90 900 39.4 41.1 36.2 37.7 80 800 34.3 35.1 70 700 60 Growth driven by 600 megatrends 50 500 40 Availability of energy 400 30 related financing 300 20 Battery + storage 200 10 YieldCo conversions 100 — — 2008 2009 2010 2011 2012 2013 2014 2015E 2016E 2017E 2018E 2019E 2014 2015E 2016E 2017E 2018E 2019E 2020E PV Demand Silicon Source: Ducker Worldwide, Wall Street Research, CRU, Photon Consulting, GTM Research, EPIA, HIS, GSM Analysis, WSJ, and the World Bank 1Based on 3,6000 lbs of curb weight 9

4 …and Globe’s Production of Specialty Metals and Alloys Automotive Consumer Goods Specialty Metals and Alloys Specialty Steel Military / Defense 10

5 Leading to Higher Margins Relative to Peers and… LTM Gross Margin % 28.6% 20.2% 18.7% 18.6% 18.3% 14.3% 9.5 % Dynamic Materials Globe Materion Haynes Kaiser Carpenter Allegheny LTM EBITDA Margin % 17.9% 13.3% 11.8% 11.7% 9.8% 7.4% 7.3 % Globe Haynes Carpenter Kaiser Dynamic Materials Allegheny Materion Source: Bloomberg. Market data as of 21-Aug-2015 11

5 …And Stronger Financial Performance Relative to Peers

GSM vs. Specialty Metals Peers


LTM Inventory Turnover
LTM ROIC
Net Debt / Total Assets
YoY Sales Growth
LTM Adj. EBITDA Margin
LTM Gross Margin %
Capacity Utilization

GSM vs. Other Metals Peers


LTM Inventory Turnover
LTM ROIC
Net Debt / Total Assets
YoY Sales Growth
LTM Adj. EBITDA Margin
LTM Gross Margin %
Capacity Utilization

Source: Bloomberg
Note: Specialty Metals Peers include GrafTech, Haynes International, Allegheny Technologies, Carpenter Technology, Dynamic Materials and RTI International
Other Metals Peers include Century Aluminum, Cliffs Natural Resources, Kaiser Aluminum, Worthington Industries, Steel Dynamics, Alcoa, AK Steel, Commercial Metals, and Materion.
ROIC defined as Adj. EBIT x (1-Tax) / (Net debt + Shareholders' equity); blue bar represents Globe's relative performance to its peer group.
LTM as of June 30, 2015.

GLOBE SPECIALTY METALS
GRUPO FerroAtlántica
12

5 Strong Balance Sheet to Fund Opportunities Combined — Pro Forma for the Transaction ($mm) Net Debt $474mm1 $(20)mm $380mm4 Net Working Capital $580mm2 $111mm $691mm LTM EBITDA $206mm3 $143mm $404mm5 Net Leverage Metric Net Debt / LTM EBITDA 2.3x NM 0.9x6 Notes: Balances shown for Globe are as of June 30, 2015 from the 10K Annual Report 1 Net debt balance shown for FerroAtlántica as of December 31, 2014 per the F-4 filing in USD 2 Net working capital calculated as inventory plus accounts receivables less accounts payables; balances shown for FerroAtlántica are as of December 31, 2014 per the F-4 filing in USD 3 Converted at 1Q2015 average USD / EUR exchange rate of 1.1283; 4Q2014 average of 1.2489; 3Q2014 average of 1.3266; and 2Q2014 average of 1.3715 4 Based on maximum FerroAtlántica closing net debt balance of €351mm per Business Combination Agreement, converted at F/X rate of 1.14 5 Combined LTM EBITDA Includes $55mm in first year synergies 6 Based on combined LTM EBITDA including $55mm of first year synergies 13

5 Benefits from Working Capital Velocity — Significant Opportunity to Release Cash ($mm) Accounts Receivable $297mm $55mm Inventory $439mm $120mm Accounts Payable $156mm $64mm Selected Working Capital Ratios Days Sales Outstanding 74 25 Inventory Turns 2.0 5.4 Days Payable Outstanding 64 36 Note: Balances shown for FerroAtlántica are as of December 31, 2014 per the F-4 filing in USD, except where noted. Balances shown for Globe are as of June 30, 2015 from the 10K Annual Report. 14

5 FerroAtlántica's Energy Division Provides a Key Advantage and Additional Profit Center/Opportunity to Unlock Value

Key Characteristics

- Largest independent hydroelectric power producer in Spain and France, with an installed capacity totaling c.210MW
  - Average annual output of 600 GWh
- 19MW of new hydro power currently under construction in Spain
  - Production will commence during 1Q 2016
- Energy Division provides a power hedge and profit center

Key Statistics[1]

Key Financials		
	Revenue	$47mm
	EBITDA	$25mm

Power Plants



FerroAtlántica
1
4
6
2
7
3
5
Hidro Nitro
8
10
9
12
11
FerroPem
14
13

FerroAtlántica (148 MW installed)

	Plant	Location	Capacity
1	Castrelo	A Coruña (Castrelo)	28.7
2	Puente Olveira	A Coruña (Castrelo)	2.7
3	Carantoña	A Coruña (Pasarela)	5.0
4	Santa Eugenia I	A Coruña (Ezaro)	49.1
5	Fervenza	A Coruña (A Reboira)	3.6
6	Santa Eugenia II	A Coruña (Ezaro)	49.1
7	Novo Pindo	A Coruña (Ezaro)	9.8

Hidro Nitro (44 MW installed)

	Plant	Location	Capacity
8	Barasona	Huesca (Graus)	22.1
9	El Ciego	Huesca (Estada)	2.7
10	Arias I	Huesca (Somontano de Barbastro)	6.4
11	Arias II	Huesca (Somontano de Barbastro)	6.4
12	Ariéstolas	Huesca (Somontano de Barbastro)	6.1

FerroPem (20 MW installed)

	Plant	Location	Capacity
13	St.Béron	St.Béron	13.7
14	Villalongue	Pierrefite	6.0

Note: Energy division includes the hydro power assets and the gas and electricity trading arm of Grupo Villar Mir.

[1] Converted at 1Q2015 average USD / EUR exchange rate of 1.1283; 4Q2014 average of 1.2489; 3Q2014 average of 1.3266; and 2Q2014 average of 1.3715

GLOBE SPECIALTY METALS
GRUPO FerroAtlántica
15

6 Strong Track Record of Growth During Market Downturns — Uniquely Positioned to Capitalize on Growth Opportunities Previous Previous Current 1,710 Investment Period Investment Period Investment Period Acquired GMI, Acquisition of Acquisitions of Acquisition of 1,520 including Selma, AL, Mendoza and San Yonvey, China; Core Siltech, South Africa Niagara, NY, and Luis, Argentina; and Metals, AL; MPM, IN; Beverly, OH facilities Camargo, Brazil Alden, KY1; 2 Becancour, Canada 1,330 Subsequent acquisitions of Alloy, Combination Mining Agreement with & WV, Alabama Sand & FerroAtlántica 1,140 Gravel, AL, and Alloy Metals Power Index 950 Composite 760 TSX 570 Acquired FerroVen, / Rocas Arcillas y Minerales, Pechiney S&P Électrométallurgie 380 (FerroPem and Silicon Smelters) 190 Acquired Rand Acquired SamQuartz, South Africa Carbide , South Africa and Mangshi, China 0 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 Source: Bloomberg. Market data as of 21-Aug-2015 1 Initial discussions commenced in 3Q10; acquisition announced 2Q11 2 Initial discussions commended 4Q11; DIP financing in Jan. 2012; acquisition announced Apr. 2012 16

Appendix

GSM Today: A Leading North American Producer of Silicon Metal and Silicon Alloys Revenue by Product2 A world leader in silicon metal and silicon alloys production Serving key customers in the specialty chemical, aluminum, Other solar, steel and ductile iron foundry industries 11 % Diversified production base with 11 facilities and three mines in six Silicon-based countries – U.S., Canada, Argentina, Poland, China and South Africa Alloys Silicon Metal 33% 56% 22 furnaces with installed power of 518 MW and capabilities to produce more than 350,0001 tons/year of silicon metal and silicon alloys Revenue by Geography2 Mining locations in U.S. and Canada Europe Asia Key Financials: Latin 4% 1 % LTM 6/30/2015 Revenue of $801mm and LTM 6/30/2015 EBITDA America 3 % of $143mm Current Headquarters: Miami, Florida, United States North America 91 % Source: GSM management. 1 Includes tonnage from joint venture with Dow Corning 2 For the fiscal year ended June 30, 2015. 18

FerroAtlántica Today: A Leading International Producer of Silicon Metal, Silicon-based Alloys and Manganese Alloys

A leading global producer of silicon metal, silicon-based alloys and manganese alloys

A leading independent Spanish producer of hydroelectric energy

Two major business lines:

Electrometallurgy

- 15 production centers: Spain (5), France (6), Venezuela (1), South Africa (2), China (1)
- 46 furnaces with installed power of 1,024 MW; produces more than 1mm tons/year of ferroalloys
- Mining locations in Spain, France, Venezuela and South Africa
- Additional solar silicon metal production capabilities

Energy

- 14 total hydroelectric plants: Spain (12) and France (2)
- Total installed capacity of 210 MW; average annual production of 650mm KWh

Key Financials:

LTM 3/31/15	€mm	$mm[1]
Revenue	1,144	1,447
EBITDA	163	206

Ownership:
Currently 100% owned by Grupo Villar Mir, one of Spain's largest private companies

Current Headquarters:
Madrid, Spain

Revenue by Product



CaSi 1%
Microsilica 2%
Other 8%
Energy 5%
Silicon Metal 35%
Foundry 6%
Ferrosilicon 20%
Manganese Alloys 23%

Revenue by Geography



Spain - Electrometallurgy 18%
RoW 19%
Spain - Energy 5%
South Korea 1%
Rest of EU 17%
Germany 14%
Italy 3%
US 10%
South Africa 4%
France 4%
UK 5%

GLOBE SPECIALTY METALS

GRUPO FerroAtlántica

Source: FerroAtlántica management information and financial reports.

[1] Converted at 1Q2015 average USD / EUR exchange rate of 1.1283; 4Q2014 average of 1.2489; 3Q2014 average of 1.3266; and 2Q2014 average of 1.3715

19